Exhibit 99.1

Enerplus Announces Changes to its Board of Directors

CALGARY, Jan. 7, 2019 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced the appointment of Ms. Karen Clarke-Whistler to its board of directors. In 2018, Ms. Clarke-Whistler retired as the Chief Environment Officer of TD Bank Group, after a 10-year career with that company. Prior thereto, she spent more than 15 years working as an environmental consultant to a diverse base of clients in North and South America, Europe and Africa.

Ms. Clarke-Whistler holds a master's degree in land resource science from Canada's University of Guelph and a bachelor's degree in ecology from the University of Toronto. Ms. Clarke-Whistler resides in Toronto.

"We look forward to gaining Ms. Clarke-Whistler's insights and guidance as a member of our board," said Ian C. Dundas, Enerplus President and Chief Executive Officer. "Her strong leadership and deep knowledge of environmental business matters will greatly benefit our company."

Enerplus also announces the retirement of Mr. Glen Roane from its board of directors effective May 9, 2019.  Mr. Roane has been a valued member of the board of directors since his appointment in June 2004.  Among other things, Mr. Roane is the Chair of Enerplus' Corporate Governance & Nominating Committee.  Mr. Roane has provided the board with insightful guidance through his long tenure as a director of Enerplus.  Enerplus wishes to acknowledge and thank him for his many contributions and dedicated service.

About Enerplus
Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 16:05e 07-JAN-19